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                           February 5, 2024

       Alexander Cumbo
       Chief Executive Officer
       Solid Biosciences Inc.
       500 Rutherford Avenue, Third Floor
       Charlestown, MA 02129

                                                        Re: Solid Biosciences
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 30,
2024
                                                            File No. 333-276764

       Dear Alexander Cumbo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Caroline Dotolo, Esq.